Filed by: Alexander & Baldwin Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Alexander & Baldwin, Inc.
Commission File No.: 000-00565

The following are excerpts from a Current Report on Form 8-K filed by Alexander & Baldwin, Inc. with the Securities and Exchange Commission on February 13, 2012.

Item 1.01  Entry Into a Material Definitive Agreement.

As previously announced, the Board of Directors of Alexander & Baldwin, Inc. (“A&B” or the “Company”) approved a plan to pursue the separation of A&B into two independent, publicly-traded companies (one company comprising A&B's real estate and agriculture businesses and the other comprising A&B's transportation businesses).  On February 13, 2012, A&B entered into an Agreement and Plan of Merger (the “Merger Agreement”) to reorganize itself as a holding company incorporated in Hawaii.  The holding company structure will help facilitate the separation by allowing A&B to organize and segregate the assets of its different businesses in an efficient manner prior to the separation and facilitate the third party and governmental consent and approval process.

In addition, the holding company reorganization will help preserve A&B's status as a U.S. citizen under certain U.S. maritime and vessel documentation laws (popularly referred to as the Jones Act) by, among other things, limiting the percentage of outstanding shares of common stock in the holding company that may be owned (of record or beneficially) or controlled in the aggregate by non-U.S. citizens (as defined by the Jones Act) to a maximum permitted percentage of 22%.

The Merger Agreement is among (i) A&B, (ii) Alexander & Baldwin Holdings, Inc., the new holding company (“Holdings”), and (iii) A&B Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of Holdings.  In the holding company reorganization:

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Each outstanding share of A&B common stock will automatically convert into one share of common stock of Holdings, and the current shareholders of A&B will become shareholders of Holdings on a one-for-one basis, holding the same number of shares and the same ownership percentage after the reorganization as they held prior to the reorganization.

•	A&B will become a wholly owned subsidiary of Holdings.

•	All current subsidiaries of A&B will become direct or indirect subsidiaries of Holdings.

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Each of the outstanding options to acquire shares of A&B common stock will become options to acquire an identical number of shares of Holdings common stock with the same terms and conditions as before the reorganization.

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Each outstanding share of restricted stock and outstanding restricted stock unit exercisable for shares of A&B common stock will become a share of restricted stock or restricted stock unit exercisable for an identical number of shares of Holdings common stock.

•	It is expected that the A&B board of directors and executive officers will hold the same positions with Holdings.

•	Holdings is expected to be listed on the New York Stock Exchange under “ALEX,” the current A&B symbol.

 Upon completion of the reorganization, Holdings would replace A&B as the publicly held corporation.  The business and operations of Holdings immediately after the holding company reorganization will be the same as A&B's business and operations immediately prior to the reorganization.  The reorganization will be tax-free for A&B shareholders.

Consummation of the holding company reorganization is subject to specified conditions in the Merger Agreement, including approval by the Company’s shareholders at the Company’s 2012 Annual Meeting of Shareholders (the "Annual Meeting").  The date, time and place of the Annual Meeting will be announced by the Company at a later time.

Shareholder approval is not required for the separation and shareholders will not be asked to vote on the separation.  The separation is not conditioned in any way on the merger vote.  In the event the Company does not achieve the necessary merger approval, the Company expects to effect the separation utilizing other structural alternatives available.

The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the effective time of the holding company reorganization (even after approval by the shareholders of the Company) by the Board of Directors of the Company if it determines that, for any reason, the completion of the transactions provided for in the Merger Agreement would be inadvisable or not in the best interests of the Company or its shareholders.

The holding company reorganization will be subject to dissenters’ rights under the Hawaii Business Corporation Act.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Holdings will file with the Securities and Exchange Commission (the "SEC") a preliminary proxy statement/prospectus (subject to completion) as part of its Registration Statement on Form S-4 relating to the Merger Agreement.  This filing will be available at the SEC’s website at http://www.sec.gov.  Among other things, the filing will state that the information in the preliminary proxy statement/prospectus "is not complete and may be changed."

The Company intends to provide an update on the separation and merger to analysts and investors using the slides attached hereto as Exhibit 99.1.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Holdings will file a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed reorganization. THE COMPANY’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHEN FILED, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED HOLDING COMPANY REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the Company’s shareholders prior to the Annual Meeting.  In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about the Company, Holdings and the holding company reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC.  In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about the Company, Holdings and the holding company reorganization can be obtained without charge by sending a request to Alexander & Baldwin, Inc., P.O. Box 3440, Honolulu, Hawaii 96801-3440, Attention: Investor Relations; by calling (808) 525-6611; or by accessing them on the Company’s web site at http://www.alexanderbaldwin.com.

Participants in the Solicitation

The Company, its directors, executive officers, certain other members of management, and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in favor of the proposed holding company reorganization. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus and other relevant documents that the Company and Holdings intend to file with the SEC in connection with the Annual Meeting.

Forward-Looking Statements Disclosure

Statements in this Form 8-K that are not historical facts are “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. These forward-looking statements are not guarantees of future performance. This Form 8-K should be read in conjunction with our Annual Report on Form 10-K and our other filings with the SEC through the date of this Form 8-K, which identify important factors that could affect the forward-looking statements in this Form 8-K. We do not undertake any obligation to update our forward-looking statements.